UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2024

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11112

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd, Suite 330 Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report, the terms “Miso Robotics”, “Miso”, “we”, “us”, “our”, or “the Company” refers to Miso Robotics, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 30, 2024. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2024 (“Interim 2024”) is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although, in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2024.

Overview

Business & Market Opportunity

Miso develops leading-edge artificial intelligence (“AI”) and AI-driven robots that assist cooks in making food at restaurants, focusing particularly on the quick serve restaurant market.  The Company believes that it:

•	Marries AI capabilities and market momentum to power its food technology innovation;

•	Automates some of the least desirable, most repetitive, and most dangerous tasks in commercial kitchens;

•	Frees up labor to be redeployed into functions that bring restaurant operators more value; and

•	Assists with labor redeployment so that restaurant operators can support higher wages and better career growth for kitchen employees.

Miso considers its best and most impactful work to sit at the intersection of technology and humanity.

The Company was incorporated on June 20, 2016, as Super Volcano, Inc. under the laws of the State of Delaware, and then changed its name to Miso Robotics, Inc. on October 3, 2016.  Located just a few miles from its roots at Caltech, it is headquartered in Los Angeles, California.

In 2016, Miso helped create today’s food automation industry when it launched the first AI-powered, burger-flipping robot named “Flippy.”  Through its early efforts, Miso quickly discovered that a business opportunity existed which was actually far larger than flipping burgers – fried foods.  While even the busiest restaurants may cook only modest amounts of burgers each day, a great many restaurants serve French fries with almost everything.  Accordingly, staying true to its original mission, Flippy soon shifted to the fry station, and today can cook not only fries, but also onion rings, chicken nuggets, and all sorts of other fried food items.

Over the past twenty years, restaurant front-of-the-house operations have undergone massive innovation with the introduction of point-of-sale systems, AI order-taking in the drive thru, mobile ordering, third party delivery, and online reservation platforms such as OpenTable (whose former President and Chief Technology Officer sits on Miso’s board of directors).  Over that same period, however, the back-of-the-house operations have remained relatively unchanged.

Today, restaurant innovation is finally shifting to the kitchen.  We believe this change is heavily driven by restaurants’ urgent need to solve their growing inability to source and retain long-term kitchen labor, a problem which was further accelerated by the COVID-19 pandemic.  And we believe that this problem has become perhaps the single most important issue facing restaurants.  Further, with birth rates dropping materially in most countries around the globe,1 we believe this labor crisis stands to only become worse.

Additionally, we believe that daily advances in AI, rapidly escalating minimum wages (such as California’s recent switch to a $20 per hour minimum wage for restaurants), and the commoditization of robotics have combined to create massive momentum in the restaurant automation space.  We believe that Flippy’s automation of the fry station represents a potentially massive $4 billion revenue opportunity for Miso alone in a market that, importantly, remains fragmented, underdeveloped, undercapitalized, and ripe with growth opportunities for a company with Miso’s first-mover advantage.

Miso has recently sharpened its product focus, evolved its leadership, and injected the cost and infrastructure disciplines necessary for rapid scaling and commercialization of its products.

AI Functionality

Flippy's core functionality leverages computer vision and machine learning models to seek to accurately identify various types of food items placed in its input bins. Through real-time image analysis, Flippy classifies food types such as French fries or chicken tenders, enabling it to adjust cooking parameters dynamically based on the identified food type and preset user preferences.

Key highlights of Flippy's AI and machine learning applications include:

•	Food Recognition - Utilizing state-of-the-art image processing algorithms, Flippy can distinguish between different food items to dynamically adjust cooking parameters - such as timing and priority - based on the specific food type recognized, as well as pre-configured user preferences.

•	Self-Healing AI - Our Self-Healing AI allows Flippy to detect and resolve issues automatically using sensor data, which reduces downtime and the need for manual fixes.

•	Vision AI - Our improved Vision AI capabilities enable Flippy to detect, track, and handle its navigation with incredible precision. This technology ensures Flippy can operate seamlessly in all types of kitchen environments—even under challenging conditions.

•	Scheduling AI - Our new Scheduling AI helps Flippy divide the best order of tasks to speed up cooking, reduce wait times, and maintain food quality, while freeing up staff to focus on other important tasks.

Customers

Prior to entering into a long-term agreements with potential customers, Miso may undertake a pilot program to determine the best fit and use cases for integrating Flippy into the customers’ meal preparation procedures. In a pilot program, Miso will install a Flippy unit in one or more restaurants and gather data associated with the Flippy performance. Pilots are designed to be limited engagements, and they have typically lasted for approximately two years. To date, the Company has initiated five pilots, with one ongoing with Jack in the Box Inc.

Typical terms of a pilot program include Miso’s obligation to provide the equipment for testing, training for personnel on the operation of the equipment, and support as needed. Each customer establishes its own key performance indicators for what defines a successful evaluation of the product.

After a customer completes an evaluation and an initial pilot program, we may then enter into a long-term master services agreement (“MSA”) under which the customer licenses the use of our technology for a longer period of time, and Miso provides the hardware, software, and support for the product. These MSAs generally include an initial multi-year term, under which Miso will invoice the customer on a monthly basis. We charge an ongoing monthly fee, and often an additional fee for delivery and installation. A form of the MSA is included as Exhibit 6.7 to this report.

The Company has entered into MSAs with the following customers:

NAME OF ENTITY	START DATE	END DATE
CaliBurger (CaliExpress by Flippy)	November 21, 2023	Ongoing
CaliBurger Westlake	November 30, 2021	Ongoing
CaliBurger Shoreline	August 31, 2021	Uninstall Coordination is currently ongoing. Expected Termination Date: October 2024
White Castle Systems Inc	February 14, 2022	Ongoing

The Company has valued its relationships with CaliBurger and White Castle, with those two companies also being responsible for the majority of our current and historical revenue. During the six months ended June 30, 2024 and December 31, 2023, CaliBurger and White Castle accounted for 0% and 80% for six months ended June 30, 2024 and 78% and 0% for year ended December 31, 2023. of the Company’s accounts receivable, respectively.

Principal Products and Services

Miso’s signature product is “Flippy,” a cloud-connected AI platform that performs frying tasks in commercial kitchens. The product can fry all manner of foods and is designed with extensive AI skill sets and machine learning capabilities.

With automation, frying can be both improved and optimized through, among others:

•	temperature and cooking uniformity that creates a more consistently positive experience for customers;

•	sustainability benefits, including reduction of food waste and expensive frying oil usage;

•	increased employee safety, including reduction of injuries, workers’ compensation claims, and sick days;

•	redeployment of kitchen labor into higher value functions;

•	increase of speed of service and throughput; and

•	an enclosed cooking station that prevents cooking fumes and heat from entering the kitchen.

To date in 2024, the Company has focused on designing and delivering a new generation of Flippy to leverage Miso’s proprietary learnings and evolve Flippy into a more sophisticated product that can create the confidence needed for restaurants to move from experimentation to full-scale deployment across numerous locations. The Company did this by using three parallel workstreams: (1) engaging existing and potential restaurant partners in the design conversation in new ways; (2) leaning into strategic partnerships that can give us an advantage over our competitors; and (3) leveraging the experience of our team to build upon the early-stage spirit of Flippy’s original creators.

The result has been a significant evolution in the Flippy product, which is now half the size, twice as fast, 70% quicker to install, and far more reliable than its predecessor.

The Company believes that a single Flippy could create a gross positive margin impact of over $120,000-250,000 annually per location (depending upon annual sales) for restaurant owners by reducing the costs associated with labor, oil usage, and food waste, and increase revenue through faster speed of service and other factors.

As of September 12, 2024, Miso has 15 Flippy units leased to partners at White Castle, Jack in the Box, and others. In late October 2023, White Castle publicly announced that it intends to include a Flippy “in nearly one-third of the company's approximately 350 brick-and-mortar White Castle restaurants.”2

2 https://www.today.com/food/restaurants/white-castle-hire-100-robots-rcna16770

The Company leases hardware & software as a service to the customer on a subscription basis. Customers may pay an upfront fee for shipping and installation. Customers lease Flippy units with monthly payments and have optional additional monthly recurring fees for upgraded and custom features and services. The Flippy 2 unit includes the following:

•	Overhead rail structure
•	Robotics arm
•	Vision system
•	Tablet and kitchen analytics software
•	Flippy control unit
•	Miso safety system
•	AutobasketTM system

The Company maintains ownership of the products it leases to customers. For any service issue, the customer notifies the Company, which provides technical support and staff training. The Company pays for all repairs including replacement of parts for units under warranty, and regular maintenance of the equipment.

The Company continues to review and update its pricing and pricing models as its technology and the food technology market in general evolve.

Flippy has received certification by NSF International for meeting sanitation standards for commercial kitchen equipment and receives an NRTL approval to meet stringent electrical safety standards.

Miso’s Innovation Lab

Miso views its Innovation Lab as a research and development “sandbox” – a safe space to experiment with new ideas and cutting-edge research and design.  Leveraging today’s frenetic pace of AI evolution, Miso’s Innovation Lab is working to create first-ever solutions and new intellectual property (“IP”) to solve what it believes to be the restaurant industry’s most impactful problems.  With Miso’s engineers being experimentalists at heart, its Innovation Lab is where the Company plants its seeds – some of which will work, and some of which won’t.  But for the seeds that do sprout and prove a robust product-market fit, Miso can allocate future resources and infrastructure to support them in a de-risked fashion.

While Miso’s current early-stage products may have been piloted with certain restaurant partners, Miso solely owns and controls the substantial library of resulting IP and technology.  Going forward, Miso will execute Innovation Lab product development only when a restaurant partner is committed to also sharing the development costs of a specific product.  This strategy de-risks development, adds a cost-focused discipline, and mandates that restaurant partners have “skin in the game.”

The Company’s past experiments include, among others, automation related to beverage dispensing, tortilla chip frying, and coffee freshness.

Innovation Showroom

The primary effort for Miso’s Innovation Lab during 2024 was the launch of a summer “pop up” innovation showroom and test kitchen that featured Flippy in a real-world restaurant setting.  Located only one block from Miso’s laboratory and corporate offices in Los Angeles, CA, the Company’s innovation showroom was launched as a limited time, working restaurant operated under the name “CaliExpress by Flippy” with a mission to prove the ability to successfully operate a semi-autonomous kitchen of the future where humans and robots worked together. The industry has often talked about doing it, but Miso actually did it.  The restaurant was a joint effort with Miso’s long-time customer CaliBurger, a popular regional burger brand.

The pop-up featured a working Flippy that cooked all the location’s fried items, and the décor of the restaurant featured a history of Flippy, including actual artifacts and photography from throughout Flippy’s evolution.  This initiative became an additional tool for demonstrating and validating Flippy’s operation in a live restaurant setting for potential Flippy customers and shareholders alike. This effort received national and international press attention that we believe elevated the value of Miso’s brand as the leader in kitchen AI and automation. The summer pop-up was wound down after the summer as intended.

Ecolab Partnership & Strategic Investment

Pursuant to agreements dated March 10, 2023, the Company received a $15 million strategic investment from Ecolab, Inc. (“Ecolab”) in exchange of shares and warrants.  Ecolab is a global leader offering water, hygiene, and infection prevention solutions and services to thousands of restaurants, hotels, hospitality locations, and theme parks. As of December 31, 2023, Ecolab reported having over 47,000 employees, 6,000 of which are focused on sales.  This partnership has resulted in:

•	An established, dedicated sales team for Flippy within Ecolab’s sales operation.

•	Product development collaborations.

•	Creating other upcoming initiatives.

Over the past months, we’ve grown our strategic partnership with our investor, Ecolab, through establishing a dedicated sales team for Flippy within Ecolab’s massive sales operation (in addition to Miso’s own sales team), working on product development collaborations, and creating other upcoming initiatives.

Strategic Collaborations

The Company regularly collaborates with major technology partners whereby it can receive unique access to new technology, expertise, and other benefits. Strategic collaboration partners include, among others, NVIDIA (NASDAQ: NVDA) and Amazon (NASDAQ: AMZN).

Intellectual Property

As of September 12, 2024, Miso owns over 21 patents in various stages, which include 11 issued, 5 published, 2 allowed and 3 pending patents. Other patent filings are in process. Miso leverages these patents and its other proprietary data across Flippy and its Miso Innovation Labs products.

Employees & Awards

Miso employs a respected team of roboticists, engineers, and industrial designers that has included talent from, among others, Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Harvey Mudd, Art Center, NASA, Microsoft, Motorola, Zoox, Amazon, iRobot, Nokia, and SpaceX.  Miso currently has approximately sixty-one full-time employees and two part-time employees.

Among other awards, the Company was named 2024 Most Loved Workplace in Newsweek, 2024 Products That Count Leader, 2024 Los Angeles Business Journal’s LA500, 2023 Most Innovative Company by Fast Company, 2022 Most Innovative Company by Fast Company, 2022 Best Paper Finalist for Industrial Robots Research for Applications at IROS, and 2021 Startup of the Year by HackerNoon.

Manufacturing

Miso currently assembles Flippy using various third-party assembly and services partners, with final stage AI learning and fine-tuning completed at Miso’s robotics laboratory in Los Angeles, CA.

Flippy currently utilizes a six-axis robotic arm, and a rail, which is agnostic to rail motor manufacturers.

The components used to create Flippy are sourced through various licensed distributors or are created by Miso itself.  Along with constantly developing new components and parts, Miso is currently evaluating vendors for manufacturing Flippy at scale.

The strategy for manufacturing may change over time depending upon production volumes and commitments.

Market

Currently, there is turmoil in the restaurant industry. We believe the quick serve restaurant sector shoulders a large amount of this turmoil. Specifically, we have seen:

•	An inability to hire a sufficient number of employees to work in kitchens.

•	During April 2024, the state of California increased the minimum wage for restaurant employees to $20 per hour and will likely have an additional increase during 2025.

•	Twenty-five other states have also raised their minimum wages during 2024.

•	Increased menu pricing has caused consumers to turn away and revenues to decline.

•	From January 1, 2023, through September 2024, seventeen restaurant chains and large operators have declared bankruptcy.

Despite these series of events, we believe this fact pattern poses a unique opportunity for Miso to utilize its automation and technology for the benefit of the quick serve restaurant sector.

Competition

There are several competitors who have built robotic machines for use in kitchens. Along with a first-mover advantage in the space, we believe that Miso Robotics offers a more versatile solution that better meets the needs of commercial kitchen environments and is backed by our much larger collection of data from real world experimentation. Competitors include:

•	Nala Robotics – A developer of kitchen automation products, including a dishwasher, frying machine, pizza-making station, and fully automated multi-cuisine chef.

•	Hyphen – A designer and builder of makelines that automate food production to increase efficiency in the kitchen.

•	Lab2Fab – A restaurant and bar management platform that uses robotics, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.

•	Picnic – A developer of a robotic food system designed to automate the pizza-making process.

•	Middleby – A longtime manufacturer and distributor of traditional kitchen equipment, which is hoping to innovate through various automation initiatives.

Property

The Company leases its main office at 680 E Colorado Blvd, Suite 330, Pasadena, CA, which serves as its corporate headquarters. The Company also leases space across the street at 650 E Green St, Pasadena, CA, which is used as a research and development laboratory and test kitchen. The leases on the properties have a term of 18 months and 5 years, and began on September 1, 2023, and November 1, 2021, respectively.

Litigation

On January 31, 2023, a former employee filed a legal claim against the Company in Los Angeles County Superior Court for wrongful termination. The Company denies any merit to the claim for wrongful termination and, in conjunction with its insurance carrier, is defending against the action.

Operating Results

Miso’s operating expenses primarily consist of research and development, sales and marketing, and general and administrative costs. For the six-month period ended June 30, 2024, total operating expenses were $8,869,548 compared to $10,619,756 for the six-month period ended June 30, 2023, which represents a reduction of over 16%. During this period, the Company refocused its efforts and resources on its signature product, Flippy.

During the period ended June 30, 2024, research and development costs totaled $727,184 compared to $937,513 for period ended June 30, 2023, representing a reduction of 22%. This decrease was due to better cost discipline and reduced headcount.

Further, sales and marketing costs were $1,302,519 for the period ended June 30, 2024, compared to $94,253 for period ended June 30, 2023. The increase in spending was due to an increase in equity crowdfunding marketing expenses.

We also saw a decrease in general and administrative expenses (including customer operations), decreasing to $6,839,845 for the period ended June 30, 2024, compared to $9,587,990 for period ended June 30, 2023. These expenses include payroll, inventory financing, employee travel expenses for customer operations, and professional fees supporting our Regulation A offering and corporate governance.

During the period ended June 30, 2024, Miso generated $192,476 in net revenue as compared to $277,263 for period ended June 30, 2023.

The following table presents the Company's revenue disaggregated by revenue source:

	Six Months Ended
	June 30,
	2024	2023
Hardware installation fees	$10,000	$98,000
Hardware & software usage fees	$182,476	$179,263
	$192,476	$277,263

Cost of net revenues consists primarily of parts used in building machines for lease, tooling and supplies, depreciation of robots and certain equipment, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing. Our cost of net revenue was $229,437, resulting in a gross loss of $36,961 for the period ended June 30, 2024. By contrast, this was an improvement of over 20% over period ended June 30, 2023 with a cost of net revenue of $319,189 and a gross loss of $41,926.

Cost Reductions

During the second half of 2023, the Company’s management team led a series of significant efforts to reduce costs in order to responsibly navigate today’s evolving financial and business markets. The Company has maintained this reduction throughout the period ended June 30, 2024.

Liquidity and Capital Resources

Assets and Sources of Liquidity

To date, our operations have been financed by our exempt offerings of securities made in reliance on Regulation A, Regulation CF and both Rule 506(c) and Rule 506(b) of Regulation D. While we have generated limited revenue, that revenue has not been enough to sustain operations.

Cash and Cash Equivalents

As of June 30, 2024, Miso’s cash-on-hand was $3,956,695 as compared to $6,849,946 as of December 31, 2023. Cash represents the largest component of our current assets, with smaller amounts recorded as accounts receivable and other receivables.

Inventory

Inventory was consistent from $779,500 at December 31, 2023, to $705,760 at June 30, 2024 as we did not increase the number of units installed due to the engineering team focusing its efforts on launching the new generation of Flippy in 2024.

Property and Equipment

The net value of property and equipment (cost less accumulated depreciation) decreased from $962,119 to $704,540 between December 31, 2023, and June 30, 2024, respectively. This decrease was the result of depreciation.

Right of Use Assets

Our non-current assets include right of use assets associated with our operating leases and finance leases. For the period ended June 30, 2024, we recorded $692,366, year ended December 31, 2023, we recorded $872,571 for the operating lease right of use assets and $4,821,781 for the financing lease right of use assets as of June 30, 2024, compared to $5,786,376 for the financing lease right of use assets, at December 31, 2023.

Sales of Securities

During the six months ended June 30, 2024, the Company initiated a Regulation A offering for proceeds of $5,939,721. The shares won’t be fully issued until the current crowdfunding round is completed. The Company incurred in aggregate $73,262 in offering costs.

During the six months ended June 30, 2024, the Company collected $29,072 of subscription receivable.

During the six months ended June 30, 2024, option-holders exercised options into 20,735 shares of common stock for proceeds of $20,128.

In the period ended December 31, 2023, the Company engaged in a sale of its Series A-1 Preferred Stock. The Company issued 3,015,323 Series A-1 Preferred Stock shares and 3,015,323 warrants to Ecolab, resulting in proceeds of $15,015,000 as of June 30, 2023. Additionally, the Company issued 1,265,425 shares of Common Stock under Regulation CF and Regulation D offerings.

Ally Robotics Note

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally’s common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company. Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry. Through December 31, 2022, the Company held a 55.92% interest in Ally. On September 1, 2023, Miso disposed of all of its Ally shares in exchange for a cash payment of $660, and a restructuring of a $1,250,000 loan granted in 2022, including accrued interest as of August 31, 2023, into $1,340,000 promissory note. Following this, Miso held no equity or other controlling interest in Ally. Ultimately, the intent of the September 1, 2023, divestiture was to allow Ally’s founders to try to salvage any value they can, while also potentially benefiting Miso’s shareholders by allowing Miso to hold a security interest in Ally’s assets until the $1,336,742 million note receivable is paid in its entirety. During the year ended December 31, 2023, the $1,336,742 note receivable was fully written off and disclosed as discontinued operations in the consolidated statements of operations.

Liabilities and Material Commitments

Accounts Payable

Between December 31, 2023, and June 30, 2024, we experienced a decrease in accounts payable from $825,534 to $589,486.

Right of Use Liabilities

Our liabilities include right of use liabilities associated with our operating leases and finance lease. We have included the right of use liability as of June 30, 2024, and December 31, 2023, to align with ASC 842 capital leasing guidelines.

As of June 30, 2024, and December 31, 2023, we recorded liabilities of $742,236 and $937,970 for the operating lease right of use liabilities, and $3,222,001 and $4,238,719 for the financing lease right of use liabilities, all respectively.

While our current assets exceed our current liabilities by an amount of $1,699,164 as of June 30, 2024, the Company is still reliant on investor financing to support its operations, and anticipates continuing offerings of securities to investors in 2024 utilizing Regulation A, and Regulation D.

Restricted Cash

The Company established a letter of credit to one of its banks amounting to $1,174,489. This letter of credit was a requirement of one of its operating lease agreements. In August 2023, the Company terminated the related operating lease, and, as a result, the $1,121,694 was forfeited in favor of the lessor. The remaining balance of $52,795 was transferred to an unrestricted bank account. Restricted cash as of June 30, 2024 was $0.

Cash Flows

Historical Cash Flows

	Six Months Ended June 30
	2024	2023
Net Cash Used in Operation Activities	$(7,760,553)	$(11,767,031)
Net Cash Used in Investing Activities	$(2,567)	$(1,388,943)
Net Cash Provided by Financing Activities	$4,869,869	$15,685,315

At June 30, 2024, our principal source of liquidity was cash and cash equivalents, which we achieved through our offerings of securities as discussed below in greater detail. We believe that additional financing will be required to meet our cash needs to continue development of the Company’s products.

Operating Activities

Cash used in operating activities included a net loss adjusted for several non-cash items such as depreciation & amortization, stock-based compensation, and other non-cash expenses.

Investing Activities

Primary investing activities included purchase of property and equipment, along with the issuance of a loan to a related party, which was partially repaid in 2024.

Financial Activities

Primary sources of our financial activities included net proceeds from issuance and sales of the Company’s capital stock.

Previous and Current Financing

The following summarizes the Company’s financing history:

2024 Regulation A Offering

On March 27, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under that offering, the Company may sell up to 5,030,181 shares of Common Stock, plus issue up to 503,018 Bonus Shares (as defined in that offering statement), for an aggregate of 5,553,199 shares. Should the Company have a fully subscribed offering, it will be able to receive net proceeds of approximately $23.5 million. Through June 30, 2024, the Company has raised proceeds of $5,939,721. The remaining shares won’t be fully issued until the current crowdfunding round is completed. The Company incurred in aggregate $73,262 in offering costs.

2023 Stock Purchase Agreement & Issuance of Warrants

On March 10, 2023, Miso and Ecolab entered into a stock purchase agreement whereby Miso agreed to sell and issue 3,015,323 shares of Series A-1 Preferred Shares to Ecolab for a total purchase price of $15,000,001.67. Use of the funds includes product development and other operating expenses. The securities were sold pursuant to Rule 506(c) of Regulation D.

Furthermore, Ecolab was issued warrants which allow it to purchase up to 3,015,323 shares of Series A-1 Preferred Stock (at a per share price of $4.97) or other preferred stock. If the warrants are exercised for the latter, then the price per share shall be the number of shares equal to $15,000,001 divided by the lesser of the “original issue price” of such other preferred stock and $4.9745920, in each case, prior to (or in connection with) the expiration of these warrants, which will no longer be exercisable as of 5:00 p.m., Pacific time, on March 10, 2033.

In May 2023, the Company issued warrants to J&R Pikover Family Trust that allow it to purchase up to 11,765 shares of Common Stock with an exercise price of $4.25 per share. The warrants are vested in tranches through February 2024 and expire June 2033.

In May 2023, the Company issued warrants to Jake Brewer, allowing the purchase of up to 12,500 shares of Common Stock with an exercise price of $4.25 per share. The warrants expire in June 2033.

On October 12, 2023, Miso completed a Regulation CF offering of Common Stock and issued 981,658 shares for gross proceeds of $4,985,539. Additionally, Miso issued 43,313 bonus shares. In connection with the raise, Miso incurred issuance costs of $424,915 in 2023. Miso issued the shares at a price per share of $4.97.

Prior Regulation A, Regulation D and Regulation CF Offerings, and Stock Conversions

2022 Common Stock Conversion

In December 2022, all preferred shares were converted into Common Stock at the applicable conversion rates listed below (the “2022 Stock Conversion”).

2022 Series E

In 2022, the Company completed Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284. The Company originally issued the shares at a price of $10.05 per share, and in October 2022, the Company increased the price in the offering to $11.06 per share. All of these shares were converted to Common Stock in the 2022 Stock Conversion at a rate of one Common Share for each one share of Series E Preferred Stock.

2022 Common Stock Split

On January 11, 2022, the Company effected a 7:1 forward stock split of its authorized, designated, issued, and outstanding shares of common stock (the “2022 Stock Split”).

Indebtedness

As of June 30, 2024, the Company had the following indebtedness:

Name	Amount Outstanding	Interest Rate		Start Date		Maturity Date
Farnam Street Financial	$720,993	3.48%		8/1/2022	(1)	1/31/2025
Camber Road Partners	$2,501,161	25.04%		9/1/2023	(2)	8/31/2026
Bit Playhouse LLC	$107,848	8.50	%(3)	9/1/2023		2/28/2025
J. and R. Pikover Family Trust	$371,237	3.25	%(3)	11/1/2021		10/31/2026

(1) Start date of fixed monthly rental payments; interim payments were made starting April 2022.

(2) Start date of fixed monthly payments were made starting September 2023; interim payments were made starting August 2022.

(3) Interest rate is zero-risk discount rates of 8.50% and 3.25% used to capitalize the stream of real estate lease payments on both these leases.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold		Use of Proceeds
March 26, 2020	Regulation A+ Rule 506(c) of Regulation D	Series C Preferred Convertible into Common Stock(1)	$22,846,499	(2)	Working capital
January 22, 2021	Regulation A+ Rule 506(c) of Regulation D	Series D Preferred Convertible into Common Stock(1)	$26,103,530	(2)	Working capital
February 10, 2022	Regulation A+ Rule 506(c) of Regulation D	Series E Preferred Convertible into Common Stock(1)	$36,269,524	(2)	Working capital
March 10, 2023	Rule 506(c) of Regulation D	Series A-1 Preferred Stock	$15,000,001		Working capital
October 12, 2023	Regulation CF	Common Stock	$4,877,160		Working capital
March 27, 2024	Regulation A+	Common Stock	In progress		Working capital

(1) All shares sold in the Regulation A+ and Regulation D identified offerings were converted into Common Stock in the 2022 Stock Conversion.

(2) Combined Regulation A+ and Regulation D.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $9,190,956 and $11,530,118 for the six months ended June 30, 2024, and 2023, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2024, and 2023. As of June 30, 2024, the Company had an accumulated deficit of $122,883,873 and cash of $3,956,695, relative to negative operating cash flows of $7,760,553 in 2024. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Trend Information

During the remainder of 2024, Miso intends to do the following:

•	Meet demand before the upcoming holiday rush. During this period, restaurants don’t generally install any new equipment.

•	Manufacture the first seven units of the new Flippy in Los Angeles. Installation and timing for these initial units will be announced over the coming months.

•	Prioritize planning for volume production of the new Flippy.

•	Adapt and further structure new payment options available to customers.

o	Architect the ability for customers to pay for Flippy via lease, capital lease and purchase models. These systems create recurring monthly revenue for Miso for support, preventative maintenance, software upgrades, and insights packages.

•	Maintain our current cost discipline.

•	Execute maintenance of our library of patents and IP.

•	Optimize our data gathering and analysis to drive both improved internal decision-making and exploration of external monetization opportunities.

We are operating under a renewed sense of urgency due to labor shortage and an increase in labor costs in the restaurant industry. It is imperative for Miso to bring our new generation of Flippy product to the market as fast as possible.

Item 2.	OTHER INFORMATION

None

Item 3.	FINANCIAL STATEMENTS

MISO ROBOTICS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024 AND DECEMBER 31, 2023

UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED) AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 (UNAUDITED) AND JUNE 30, 2023 (UNAUDITED) THEN ENDED

MISO ROBOTICS, INC.

CONSOLIDATED BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$3,956,695	$6,849,946
Accounts receivable, net	7,642	12,750
Inventory	705,760	779,500
Deposit - current	-	100,801
Prepaid expenses and other current assets	184,467	73,053
Other receivables	115,399	7,881
Total current assets	4,969,963	7,823,931
Property and equipment, net	704,540	962,119
Operating lease right of use assets, net	692,366	872,571
Finance lease right of use assets, net	4,821,781	5,786,376
Deposits and other assets	226,297	226,297
Total assets	$11,414,947	$15,671,294

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$589,486	$825,534
Accrued expenses and other current liabilities	577,688	356,644
Operating lease right of use liabilities, current portion	393,154	407,162
Finance lease right of use liabilities, current portion	1,710,470	2,097,860
Total current liabilities	3,270,798	3,687,200
Operating lease right of use liabilities	349,082	530,808
Finance lease right of use liabilities	1,511,531	2,140,859
Total liabilities	5,131,411	6,358,867

Commitments and contingencies

Stockholders' equity:
Series A-1 preferred stock, $0.0001 par value, 11,056,183 shares authorized 3,015,323 shares issued and outstanding as of both June 30, 2024 and December 31, 2023, liquidation preferences of $15,000,000 as of both June 30, 2024 and December 31, 2023	301	301
Undesignated preferred stock, $0.0001 par value, 628,619 shares authorized as of June 30, 2024	-	-
Common stock, $0.0001 par value, 80,000,000 shares authorized; 42,895,585 and 42,874,850 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively 62,344 and 75,469 shares unvested as of June 30, 2024 and December 31, 2023, respectively	4,289	4,287
Additional paid-in capital	129,468,556	123,333,734
Subscription receivable	-	(29,072)
Loan and interest receivable, related parties	(305,737)	(303,906)
Accumulated deficit	(122,883,873)	(113,692,917)
Total stockholders' equity	6,283,536	9,312,427
Total liabilities and stockholders' equity	$11,414,947	$15,671,294

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30,
	2024	2023
Net revenue	$192,476	$277,263
Cost of net revenues	229,437	319,189
Gross loss	(36,961)	(41,926)

Operating expenses:
Research and development	727,184	937,513
Sales and marketing	1,302,519	94,253
General and administrative	6,839,845	9,587,990
Total operating expenses	8,869,548	10,619,756

Loss from operations	(8,906,509)	(10,661,682)

Other income (expense):
Interest expense	(362,329)	(128,459)
Interest income	112,709	367,847
R&D tax credit income	-	1,488,996
Loss on disposal of assets	(34,981)	-
Other income	154	3,398
Total other income (expense), net	(284,447)	1,731,782

Net loss from continuing operations	(9,190,956)	(8,929,900)

Net loss from discontinued operations	-	(2,600,218)

Net loss	$(9,190,956)	$(11,530,118)

Net loss attributable to noncontrolling interests	-	(1,158,446)
Net loss attributable to Miso Robotics Inc. stockholders	$(9,190,956)	$(10,371,672)

Weighted average common shares outstanding - basic and diluted	42,885,218	41,516,589

Net loss per common share attributable to Miso Robotics stockholders - basic and diluted (continuing operations)	$(0.21)	$(0.25)

Net loss per common share attributable to Miso Robotics stockholders - basic and diluted (discontinued operations)	$-	$(0.06)

Net loss attributable to Miso Robotics Inc. stockholders
Net loss from continuing operations	$(9,190,956)	$(9,213,226)
Net loss from discontinued operations, net of tax	-	(1,158,446)
	$(9,190,956)	$(10,371,672)

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

Consolidated Statements of Stockholders’ Equity

UNAUDITED

									Total
									Stockholders'
	Series A-1				Additional		Loan and Interest		Equity Attributable		Total
	Preferred Stock		Common Stock		Paid-in	Subscription	Receivable,	Accumulated	Miso Robotics	Noncontrolling	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Related Parties	Deficit	Stockholders	Interests	Equity
Balances at December 31, 2022	-	$-	41,516,589	$4,151	$109,144,939	$(4,272,401)	$(741,800)	$(94,378,371)	$9,756,518	$138,582	$9,895,100
Issuance of Series A-1 preferred stock and warrants	3,015,323	301	-	-	15,014,700	-	-	-	15,015,001	-	15,015,001
Collection of subscription receivable	-	-	-	-	-	592,919	-	-	592,919	-	592,919
Issuance of common stock of subsidiary	-	-	-	-	501,956	-	-	-	501,956	395,676	897,632
Repayment of loan, and interest to related party	-	-	-	-	-	-	(3,373)	-	(3,373)	-	(3,373)
Stock-based compensation expense	-	-	-		640,000	-	-	-	640,000	-	640,000
Warrants issued for services	-	-	-	-	14,000	-	-	-	14,000	-	14,000
Offering costs	-	-	-	-	(41,482)	-	-	-	(41,482)	-	(41,482)
Net loss from discontinued operations	-	-	-	-	-	-	-	(1,441,772)	(1,441,772)	(1,158,446)	(2,600,218)
Net loss from continuing operations	-	-	-	-	-	-	-	(8,929,900)	(8,929,900)	-	(8,929,900)
Balances at June 30, 2023 (unaudited)	3,015,323	$301	41,516,589	$4,151	$125,274,113	$(3,679,482)	$(745,173)	$(104,750,043)	$16,103,867	$(624,188)	$15,479,679

Balances at December 31, 2023	3,015,323	$301	42,874,850	$4,287	$123,333,734	$(29,072)	$(303,906)	$(113,692,917)	$9,312,427	$-	$9,312,427
Issuance of common stock	-	-	-	-	5,910,649	29,072	-	-	5,939,721	-	5,939,721
Offering costs	-	-	-	-	(73,262)	-	-	-	(73,262)	-	(73,262)
Exercise of stock options	-	-	20,735	2	20,126	-	-	-	20,128	-	20,128
Repayment of loan, and interest to related party	-	-	-	-	-	-	(1,831)	-	(1,831)	-	(1,831)
Stock-based compensation expense	-	-	-	-	276,709	-	-	-	276,709	-	276,709
Warrants issued for services	-	-	-	-	600	-	-	-	600	-	600
Net loss	-	-	-	-	-	-	-	(9,190,956)	(9,190,956)	-	(9,190,956)
Balances at June 30, 2024 (unaudited)	3,015,323	$301	42,895,585	$4,289	$129,468,556	$-	$(305,737)	$(122,883,873)	$6,283,536	$-	$6,283,536

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(9,190,956)	$(11,530,118)
Loss from discontinued operations	-	2,600,218
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	276,709	640,000
Warrants issued for services	600	4,000
Services performed in connection with future equity obligations	-	18,291
Depreciation	223,334	237,618
Loss on disposal of property and equipment	34,981	-
Amortization of right of use assets	964,595	806,206
Changes in operating assets and liabilities:
Accounts receivable	5,108	63,858
Inventory	73,740	(2,169,288)
Prepaid expenses and other current assets	(111,414)	(89,227)
Other receivables	(107,518)	-
Deposit - current	100,801	-
Interest receivable, related party	-	(41,204)
Accounts payable	(236,048)	(1,435,929)
Accounts payable, related party	-	102,500
Accrued expenses and other current liabilities	221,044	(80,750)
Operating lease right of use liabilities, net	(15,529)	45,395
Net cash used in operating activities - continuing	(7,760,553)	(10,828,430)
Net cash used in operating activities - discontinued	-	(938,601)
Net cash used in operating activities	(7,760,553)	(11,767,031)
Cash flows from investing activities:
Purchases of property and equipment	(736)	(1,456)
Issuance of loan to related parties	(1,831)	(212,169)
Cash received from loan repayments	-	250,000
Deposits and other assets	-	(1,420,306)
Net cash used in investing activities - continuing	(2,567)	(1,383,931)
Net cash used in investing activities - discontinued	-	(5,012)
Net cash used in investing activities	(2,567)	(1,388,943)
Cash flows from financing activities:
Repayment of finance lease right of use liabilities	(1,016,718)	(778,755)
Proceeds from issuance of Series A-1 preferred stock and preferred stock warrants	-	15,015,001
Proceeds from issuance of common stock	5,939,721	-
Collection of subscription receivable	-	592,919
Exercise of stock options	20,128	-
Offering costs	(73,262)	(41,482)
Net cash provided by financing activities - continuing	4,869,869	14,787,683
Net cash provided by financing activities - discontinued	-	897,632
Net cash provided by financing activities	4,869,869	15,685,315
Net change in cash, cash equivalents and restricted cash	(2,893,251)	2,529,341
Cash, cash equivalents, and restricted cash at beginning of period	6,849,946	9,383,326
Cash, cash equivalents, and restricted cash at end of period	$3,956,695	$11,912,667

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Subscription receivable on common stock	$-	$(592,919)

Supplemental disclosure of non-cash operating activities:
Warrants issued as payment for operating lease liability	$-	$10,000

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally’s common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company (see Note 3). Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry. Through August 31, 2023, the Company held a 55.92% interest in Ally. On September 1, 2023, Miso disposed of all of its Ally shares in exchange for a cash payment of $660 and renegotiation of an existing note receivable into a $1,336,742 note receivable from Ally that is due and payable on August 31, 2026. Following this, Miso held no equity or other controlling interest in Ally. Ultimately, the intent of the August 31, 2023 divestiture is to allow Ally’s founders to try to salvage any value they can while also potentially benefiting Miso’s shareholders by allowing Miso to hold a security interest in Ally’s assets until the $1,336,742 note receivable is paid in its entirety. During the year ended December 31, 2023, the $1,336,742 note receivable was fully written off and disclosed as discontinued operations in the consolidated statements of operations,

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $9,190,956 and $11,530,118 for the six months ended June 30, 2024 and 2023, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2024 and 2023. As of June 30, 2024, the Company had an accumulated deficit of $122,883,873 and cash of $3,956,695, relative to negative operating cash flows of $7,760, 553 in 2024. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of Miso Robotics and Ally since November 30, 2021 until August 31, 2023. All inter-company transactions and balances have been eliminated in consolidation.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Derecognition of Ally

The Company accounted for its disposal of its equity interests in Ally under ASC 810-10-40-5 whereby the parent shall account for the deconsolidation of a subsidiary or derecognition of a group of assets specified in paragraph 810-10-40-3A by recognizing a gain or loss in net income/(loss) attributable to the parent, measured as the difference between a) the aggregate of all of the following: 1. The fair value of any consideration received; 2. The fair value of any retained noncontrolling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated, or the group of assets is derecognized; 3. The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated, and b) the carrying amount of the former subsidiary’s assets and liabilities or the carrying amount of the group of assets.

Stock Split

On January 11, 2022, the Company effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim consolidated financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the consolidated financial condition as of the date of the interim consolidated balance sheet. The financial data and the other information disclosed in these notes to the interim consolidated financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2023.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, stock options and lease accounting inputs. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. As of June 30, 2024 and December 31, 2023, the Company had cash of $3,706,695 and $6,365,177, respectively, in excess of federally insured limits.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents subjecting the Company to significant credit risks.

The Company established a letter of credit to one of its banks amounting to $1,174,489. This letter of credit is a requirement of one of its operating lease agreements. In August 2023, the Company terminated the related operating lease, as a result the $1,121,694 was forfeited in favor of the lessor. The remaining balance of $52,795 was transferred to unrestricted bank account. Restricted cash as of June 30, 2024 and December 31, 2023 was $0.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2024 and December 31, 2023, the Company had an allowance for doubtful accounts of $48,475 and $ 12,875, respectively. During the six months ended June 30, 2024 and 2023, the Company recorded bad debt expense of $0. The Company also recorded an allowance for bad debt on other receivables of $132,237 during 2023.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of June 30, 2024 inventory consisted of raw materials for future use in building robotic equipment, which is expected to be reclassified to right of use assets upon commencement of use of this inventory. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Inventory consists of the following:

	June 30,	December 31,
	2024	2023
Raw materials	705,760	779,500
	$705,760	$779,500

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years
Robotic units	Shorter of lease term or 7 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future discounted cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the six months ended June 30, 2024 and 2023.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the consolidated balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the consolidated balance sheet.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six months ended June 30, 2024 and 2023 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied, adjusting for recognition of credits when performance is recognized unsatisfactorily.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Revenue is recognized with the service provided by the hardware and software at the customer location. The Master Service Agreement specifies the amount that the Company expects in exchange for those services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware installation and hardware and software usage as well as consulting services. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted. For the six months ended June 30, 2024 and 2023, the Company applied credits totaling $129 and $44,810, respectively, against the agreements to reduce the recognized revenues as consideration to the Company’s customers for unsatisfactory performance on the Company’s agreements.

Hardware Installation

The Company satisfies its performance obligation and revenue is recorded at the point in time when hardware is installed at the customer’s location. The Company retains ownership of the installed hardware, including all improvements, enhancements, modifications, and all intellectual rights thereto. The Company invoices customers upon delivery of the hardware, and payments from such customers are due upon invoicing.  Installation fees that have been paid but performance obligations have not been satisfied are recorded as deferred revenue.

Hardware & Software Usage

Hardware & software usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded as deferred revenue.

Hardware

The Company changed its revenue model in 2022 such that it no longer intends to have hardware revenue from sales of its products. The Company no longer intends to sell its hardware and does not expect any revenue from this category going forward.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing. Orders or set-up fees that have been paid but performance obligations have not been met are recorded to deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Six Months Ended
	June 30,
	2024	2023
Hardware installation fees	$10,000	$98,000
Hardware & software usage fees	182,476	179,263
	$192,476	$277,263

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of June 30, 2024 and December 31, 2023.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

Cost of Net Revenues

Cost of net revenues consists primarily of parts used in building machines for lease, tooling and supplies, depreciation of robots and certain equipment, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2024 and 2023 amounted to approximately $389,000 and $49,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

During the six months ended June 30, 2024 and 2023, two customers accounted for a total of 0 % and 80 % of the Company’s revenue, respectively. As of June 30, 2024 and December 31, 2023, two customers accounted for 78 % and 0 % of the Company’s accounts receivable, respectively.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Noncontrolling Interests

Noncontrolling interests are classified as a separate component of equity in the Company's consolidated balance sheets and statements of changes in stockholders’ equity. Net income (loss) and comprehensive income (loss) attributable to non-controlling interests are reflected separately from consolidated net income (loss) and comprehensive income (loss) in the consolidated statements of comprehensive income (loss) and statements of changes in stockholders’ equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. As of September 1, 2023, the Company derecognized its noncontrolling interest in Ally. For the six months ended June 30, 2023, the Company recorded a loss of $1,158,446 attributable to noncontrolling interests.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2024, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Six Months Ended
	June 30,
	2024	2023
Series A-1 Preferred Stock (convertible to common stock)	3,015,323	3,015,323
Common Stock Warrants	2,766,452	2,766,452
Preferred Stock Warrants	3,021,542	-
Options to purchase common stock	2,402,322	6,227,539
Total potentially dilutive shares	11,205,639	12,009,314

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016 02, Leases (ASC 842). This ASU required a lessee to recognize a right-of-use asset and a lease liability in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2021. The Company adopted ASC 842 on January 1, 2022 using the modified retrospective approach. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward our historical assessments of lease identification, lease classification, and initial direct costs and did not require retrospective application. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c.	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the ROU asset and lease liability when they are at our discretion and considered reasonably certain of being exercised.

After the commencement date, the operating lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date). The operating ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. The finance lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The lessee shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in. The finance lease ROU asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance lease ROU asset is being amortized on a straight-line basis, unless another systematic basis is appropriate over its estimated useful life or lease term, whichever is shorter.

Recently Adopted Accounting Pronouncements

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts. The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on the consolidated financial statements as Company’s customers are direct consumers and pay at the time of purchase.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	DISCONTINUED OPERATIONS

On September 1, 2023, Miso disposed of all of its Ally shares in exchange for a cash payment of $660. Also as a result of these negotiations, but not included in the consideration exchanged in the deconsolidation transaction as the note was previously outstanding in the same amount, was an existing note receivable for $1,336,742 from Ally that is due and payable on August 31, 2026. (“Ally Note”). The Ally Note earns interest at the rate of 8% per annum, matures on August 31, 2026, and is secured by all of Ally’s assets, including its intellectual property and inventory. As of December 31, 2023, accrued interest on the Ally Note was $36,241 and the full principal amount written off.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The sale of Ally was accounted for a business disposition in accordance with ASC 810-10-40-3A. As of September 1, 2023, the Company no longer consolidated the assets, liabilities, revenues and expenses of Ally. Furthermore, the Company no longer held its noncontrolling interests. The components of the disposition are as follows:

Cash payment	$660
Noncontrolling interests	723,385
Total consideration received	$724,045

Total carrying amount of assets and liabilities (net deficit)	(1,601,827)

Gain on deconsolidation of subsidiary	$(877,782)

The gain on deconsolidation of subsidiary of $877,782 was included in loss from discontinued operations, net of tax in the consolidated statements of operations during the year ended December 31, 2023.

In accordance with the provisions of ASC 205-20, the Company has excluded the results of discontinued operations from its results of continuing operations in the accompanying consolidated statements of operations for the six months ended June 30, 2024 and 2023. The results of the discontinued operations of Ally for the six months ended June 30, 2024 and 2023 consist of the following:

	Six Months Ended
	June 30,
	2024	2023
Net revenues	$-	$-
Cost of net revenues	-	-
Gross profit	-	-

Operating expenses:
Research and development	-	810,821
Sales and marketing	-	262,557
General and administrative	-	1,499,148
Total operating expenses	-	2,572,526

Loss from operations	-	(2,572,526)

Other income (expense):
Interest expense	-	(27,692)
Total other income (expense), net	-	(27,692)

Net loss from discontinued operations	$-	$(2,600,218)

Weighted average common shares outstanding - basic and diluted	-	41,516,589
Net loss from discontinued operations per common share - basic and diluted	$-	$(0.06)

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2024	2023
Computer equipment and software	$368,496	$368,496
Kitchen and lab equipment	210,333	210,333
Furniture and fixtures	176,204	173,068
Leasehold improvements	1,030,492	1,262,324
	1,785,525	2,014,221
Less: Accumulated depreciation	(1,080,985)	(1,052,102)
	$704,540	$962,119

Depreciation and amortization expense of $223,334 and $237,618 for the six months ended June 30, 2024 and 2023, respectively, were included in operating expenses in the consolidated statements of operations.

During the six months ended June 30, 2024 and 2023, the Company recognized a loss on disposal of property and equipment of $34,981 and $0, respectively.

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2024	2023
Accrued personnel costs	$339,191	$325,985
Other	238,497	30,659
	$577,688	$356,644

7.	STOCKHOLDERS’ EQUITY

Amended and Restated Certificate of Incorporation

On January 11, 2022, the Company amended its Certificate of Incorporation and effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The Series A – D preferred stock conversion prices were proportionally adjusted as a result of the stock split. Furthermore, the Company increased its authorized shares of common and preferred stock to 80,000,000 shares and 11,684,802 shares, respectively.

In January 2023, the Company filed its 8th Amended and Restated Certificate of Incorporation, which removed the features specified for preferred shares, such as the Series A to E preferred shares authorized, original issue price, conversion ratio and liquidation price.

On March 8, 2023, the Company filed a certificate of designation of Series A-1 Preferred Stock wherein 11,048,732 shares of authorized preferred stock are to be designated as Series A-1 Preferred Stock. The Series A-1 Original Issue Price shall mean $4.9779468. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock as determined by dividing the Series A-1 Original Issue Price by Series A-1 Conversion Price. Series A-1 Conversion Price shall initially be equal to Series A-1 Original Issue Price.

The Company has issued Series A-1 convertible preferred stock (collectively referred to as “Preferred Stock”). As of June 30, 2024, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 11,684,802 shares of Preferred Stock, of which 11,056,183 shares were designated as Series A-1 Preferred Stock and the remaining 628,619 shares were undesignated. The Preferred Stock have a par value of $0.0001 per share.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Convertible Preferred Stock

In 2022, the Company completed a Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284, and as of December 31, 2023, the Company had a subscription receivable of $629,844 pertaining to the offering. The Company originally issued the shares at a price of $10.05 per share (“Series E Original Issue Price”).

In March 2023, the Company issued 3,015,323 shares of Series A-1 preferred stock and warrants to purchase 3,015,323 shares of Series A-1 preferred stock for $5.97 per share, expiring after ten years, for total combined proceeds to $15,015,000.

As of June 30, 2024 and December 31, 2023, 3,015,323 shares of Series A-1 preferred stock were issued and outstanding.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock on an as-converted basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A-1 stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the original issuance price applicable to each series, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A-1 preferred stock been converted into common stock. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A-1 is $5.97. The total liquidation preferences as of June 30, 2024 and December 31, 2023 amounted to $15,000,000.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $100,000,000 of gross proceeds to the Company at a price of at least $24.59 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

Common Stock

As of June 30, 2024, the Company authorized 80,000,000 shares of common stock, at $0.0001 par value.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the six months ended June 30, 2024, the Company initiated a Regulation A offering for proceeds of $5,939,721. Through June 30, 2024, the Company has not yet issued shares of common stock pertaining to the offering as the shares won’t be issued until the current crowdfunding round is completed. The Company incurred in aggregate $73,262 in offering costs.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

During the six months ended June 30, 2024, the Company collected $29,072 of subscription receivable.

During the six months ended June 30, 2024, option holders exercised options into 20,735 shares of common stock for proceeds of $20,128.

As of June 30, 2024 and December 31, 2023, there were 42,895,585 and 42,874,850 shares of common stock issued and outstanding, respectively.

8.	STOCK-BASED PAYMENTS

Common Stock Warrants

In 2022, the Company granted 61,213 warrants to purchase common stock with an exercise price of $2.94 per share and 17,926 warrants to purchase common stock with an exercise price of $8.04 per share. All warrants vested immediately with a term of 10 years.

During the year ended December 31, 2023, the Company issued 24,265 warrants to purchase common stock with an exercise price of $4.25 per share. All warrants issued shall have a term of 10 years. As of June 30, 2024, all warrants were fully vested.

Preferred Stock Warrants

In March 2023, the Company issued warrants to purchase up to 3,015,323 shares of Series A-1 preferred shares for a total purchase price of $15,000,000 or $4.97 per share, in conjunction with the preferred stock issuance discussed above. The warrants shall no longer be exercisable after March 10, 2033. In conjunction with the preferred stock issuance discussed above.

In 2022, the Company issued 6,219 warrants to purchase Series E preferred stock in exchange for $5,000 monthly reduction to rental payments for 10 months. The warrants shall vest in 10 months with 622 warrants vesting per month. All warrants issued shall have a term of 10 years. As of June 30, 2024, all warrants were fully vested.

Summary

A summary of information related to common stock warrants for the six months ended June 30, 2024 is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	2,766,452	$1.62	5,200
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of June 30, 2024	2,766,452	$1.62	$5,200

Exercisable as of June 30, 2024	2,766,452	$1.62	$5,200
Exercisable as of December 31, 2023	2,764,099	$1.62	$5,200

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

A summary of information related to preferred stock warrants for the six months ended June 30, 2024 is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	3,015,323	$4.97	$-
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of June 30, 2024	3,015,323	$4.97	$-

Exercisable as of June 30, 2024	3,015,323	$4.97	$-
Exercisable as of December 31, 2023	3,015,323	$4.97	$-

The Company recorded service expense of $600 and $4,000 for the six months ended June 30, 2024 and 2023, respectively. In 2023, $50,000 was deducted to the lease liability upon vesting of warrants to purchase preferred stock.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Six Months Ended
	June 30,
	2024	2023
Risk-free interest rate	n/a	3.50%
Expected term (in years)	n/a	5.20
Expected volatility	n/a	70.00%
Expected dividend yield	n/a	0%

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of June 30, 2024. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of June 30, 2024, there were 2,269,564 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 8,068,774 shares as of June 30, 2024. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of June 30, 2024, there were 4,163,561 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

A summary of information related to stock options for the six months ended June 30, 2024 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2023	4,470,991	$1.11	$853,202
Granted	361,500	0.93
Exercised	(20,735)	0.97
Forfeited	(2,409,434)	0.87
Outstanding as of June 30, 2024	2,402,322	$1.32	$205,171

Exerciseable as of June 30, 2024	1,321,989	$1.20	$200,054
Exerciseable as of December 31, 2023	3,262,342	$0.90	$843,186

	Six Months Ended
	June 30,
	2024	2023
Weighted average grant-date fair value of options granted during period	$0.65	$1.23
Weighted average duration (years) to expiration of outstanding options	7.25	6.59

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months Ended
	June 30,
	2024	2023
Risk-free interest rate	4.47%	3.45%-4.68%
Expected term (in years)	7.00	7.00
Expected volatility	70.00%	70.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the six months ended June 30, 2024 and 2023 was $234,975 and $407,679, respectively. Stock-based compensation expense for stock options of $252,296 and $638,462 was recognized under FASB ASC 718 for the six months ended June 30, 2024 and 2023, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,077,852 and $1,413,561 as of June 30, 2024 and December 31, 2023, respectively, and will be recognized over a weighted average period of 2 years as of June 30, 2024.

Restricted Common Stock

As of June 30, 2024 and December 31, 2023, the Company had 2,234,015 restricted shares of common stock outstanding under the option plans. As of June 30, 2024 and December 31, 2023, 2,171,671 and 2,158,546 shares were vested, respectively. The Company recorded stock-based compensation expense of $24,413 and $1,538 in the consolidated statements of operations for the six months ended June 30, 2024 and 2023 respectively. Unrecognized stock compensation outstanding on these grants was $115,959 as of June 30, 2024.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Six Months Ended
	June 30,
	2024	2023
Research and development expenses	$157,724	$427,151
General and administrative expenses	118,985	212,849
	$276,709	$640,000

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

9.	RELATED PARTY TRANSACTIONS

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a related party under common control, for a principal amount of $1,500,000. The note earned interest at 12% per annum to mature on the earlier of a) October 5, 2022 or b) at the closing of the next equity financing, at the Company’s election. The note earned interest at 17% per annum on the outstanding principal balance of the note and on all unpaid interest from the date of default, payable on demand . The note currently earns interest at 3% per annum as of January 1, 2024. As of June 30, 2024 the outstanding principal was $266,403 and accrued interest was $41,608. As of December 31, 2023, the outstanding principal was $266,403 and accrued interest was $37,504. The outstanding loan and related accrued interest receivable was included as a contra-equity on the consolidated balance sheet as the amounts are still outstanding as of the issuance date of these consolidated financial statements. Interest income of $4,104 was recorded on this note for the six months ended June 30, 2024.

As of June 30, 2024 and December 31, 2023, the Company had accounts payable with related parties under common control and management of $0.

As of December 31, 2023, the Company had a note receivable of $1,336,742 and accrued interest of $36,241 with Ally Robotics, which was written off and included in the discontinued operations.

In 2023, the Company was granted warrants to purchase 25,000 shares of stock in Vebu Labs, a related party, with an exercise price of $5.57 per share, expiring in 2033. The Company determined the value of such was trivial and therefore did not record an associated asset.

10.	COMMITMENTS AND CONTINGENCIES

Leases

The Company’s operating lease agreements include kitchen facilities, office, lab and leased materials and finance lease agreements include equipment used in building robotic units.

The balances for the operating and finance leases are presented as follows within the consolidated balance sheet:

	June 30,	December 31,
	2024	2023
Operating leases:
Operating lease right of use assets, net	$692,366	$872,571

Operating lease right of use liabilities, current portion	$393,154	$407,162
Operating lease right of use liabilities	349,082	530,808
Total operating lease liabilities	$742,236	$937,970

Finance leases:
Finance lease right of use assets, net	$4,821,781	$5,786,376

Finance lease right of use liabilities, current portion	$1,710,470	$2,097,860
Finance lease right of use liabilities	1,511,531	2,140,859
Total finance lease liabilities	$3,222,001	$4,238,719

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The components of lease expenses are as follows within the consolidated statements of operations are as follows:

	Six Months Ended
	June 30,
	2024	2023
Operating lease expense:
Operating lease expense	$301,750	$(495,226)
Total operating lease expense	301,750	(495,226)

Finance lease expense:
Amortization of right of use assets (general and administrative)	964,595	806,206
Interest on right of use liabilities	362,329	156,151
Total finance lease expense	1,326,924	962,357

Total lease expense	$1,628,674	$467,132

Supplemental balance sheet information related to leases are as follows:

	June 30,	December 31,
	2024	2023
Weighted-average remaining lease term (in years)
Operating leases	1.30	2.51
Finance leases	1.95	2.17

Weighted-average discount rate
Operating leases	4.28%	4.28%
Finance leases	14.59%	14.59%

Maturities of lease liabilities as of June 30, 2024 are as follows:

Year Ended December 31,	Operating leases	Finance leases
2024 remaining	220,103	1,378,894
2025	307,867	2,757,787
2026	239,171	1,004,944
Total minimum lease payments	767,141	5,141,625
Less: imputed interest	(24,905)	(1,919,624)
Total lease obligations	742,236	3,222,001
Less: Current portion	393,154	1,710,470
Long-term portion of lease obligations	$349,082	$1,511,531

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11.	SUBSEQUENT EVENTS

On September 5, 2024, the Company issued 91 shares related to Series E-1 Regulation A for a total of $1,006.46.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

On March 27, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under that offering, the Company may sell up to 5,030,181 shares of Common Stock, plus issue up to 503,018 Bonus Shares (as defined in that offering statement), for an aggregate of 5,553,199 shares. Should the Company have a fully subscribed offering, it will be able to receive net proceeds of approximately $23.5 million. As of September 19, 2024, the Company has received gross proceeds of $10,296,113 in total pertaining to this offering.

Management has evaluated subsequent events through September 5, 2024, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

Item 4.  EXHIBITS

2.1	Eighth Amended and Restated Certificate of Incorporation (Filed with the Company’s Form 1-U on January 3, 2023, and available at https://www.sec.gov/Archives/edgar/data/1710670/000110465923000426/tm231483d1_ex2-1.htm)
2.2	Bylaws (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex2-2.htm )
2.3	Certificate of Designation of the Series A-1 Preferred Stock (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex2-3.htm)
3.1	Form of Warrant (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex3-2.htm)
3.2	EcoLab Warrant (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex3-2.htm)
3.3	Pikover Warrant (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex3-3.htm)
6.1	Note and Warrant Purchase Agreement (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex6-1.htm)
6.2	Series A-1 Preferred Stock Purchase Agreement (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex6-2.htm)
6.3	Amended and Restated Registration Rights Agreement (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex6-3.htm)
6.4	Amended and Restated Stockholders Agreement (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex6-4.htm)
6.5	Loan Agreement with Future VC, LLC (with Amendment) (Filed with the Company’s Form 1-SA for the period ended June 30, 2023 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923126310/tm2332922d1_1sa.htm
6.6	Equipment Leasing Facility (Schedule 003) with Camber Road (Filed with the Company’s Form 1-SA for the period ended June 30, 2023 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923126310/tm2332922d1_1sa.htm
6.7	Form of Master Services Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: September 27, 2024

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Date: September 27, 2024

By	/s/ Robert Lunny
Robert Lunny, Chief Financial Officer, Principal Accounting Officer
Date: September 27, 2024

By	/s/ James “Buck”Jordan
James “Buck” Jordan, Director
Date: September 27, 2024

By	/s/ Joseph Essas
Joseph Essas, Director
Date: September 27, 2024

By	/s/ Thomas Bruderman
Thomas Bruderman, Director
Date: September 27, 2024

By	/s/ John Miller
John Miller, Director
Date: September 27, 2024